The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 17, 2026

Pricing Supplement dated July , 2026

(To Product Supplement No. RLN-1 dated March 25, 2025, Prospectus
Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-285508

$
Senior Medium-Term Notes, Series K
Redeemable Range Accrual Notes Linked to the 10-Year CMT Rate, Due July 28, 2031

Terms of the Notes
Issuer:	Bank of Montreal
Principal Amount:	$1,000 per Note
Trade Date:	July 24, 2026
Issue Date:	July 28, 2026
Stated Maturity Date:	July 28, 2031. The Notes are subject to redemption by Bank of Montreal prior to the Stated Maturity Date as set forth below under “Optional Redemption.” The Notes are not subject to repayment at the option of any holder of the Notes prior to the Stated Maturity Date.
Payment at Maturity:	Unless redeemed prior to maturity by Bank of Montreal, a holder will receive on the Stated Maturity Date a cash payment in U.S. dollars equal to $1,000 per Note, plus any accrued and unpaid interest.
Interest Rate:

With respect to each Interest Period, a variable rate per annum, calculated with respect to each Interest Period as follows:

If the number of Accrual Days in a given Interest Period is less than the number of calendar days in that Interest Period, the applicable Interest Rate for that Interest Period will be less than, and possibly significantly less than, the Maximum Interest Rate. If there are no Accrual Days in a given Interest Period, you will not receive any interest for that Interest Period. It is possible that the Notes will pay little or no interest for extended periods of time or even throughout their entire term.

Maximum Interest Rate:	6.25% to 7.25% per annum (to be determined on the Trade Date)
Accrual Day:	A calendar day on which the Reference Rate is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier.
Lower Barrier:	0.00% per annum
Upper Barrier:	5.50% per annum
Reference Rate:	The 10-Year Constant Maturity Treasury rate (the “10-Year CMT Rate”). See “Determination of the Reference Rate” below.
Interest Payment Dates:	Quarterly on the 28th day of each January, April, July and October, commencing October 28, 2026, and ending on the Stated Maturity Date or Optional Redemption Date, if applicable.
Interest Period:	With respect to an Interest Payment Date, the period from, and including, the immediately preceding Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, that Interest Payment Date.
Optional Redemption:	The Notes are redeemable by Bank of Montreal, in whole, but not in part, on the Optional Redemption Dates, at 100% of their Principal Amount plus accrued and unpaid interest to, but excluding, the redemption date. Bank of Montreal will give notice to the holders of the Notes at least 5 business days and not more than 30 business days prior to the Optional Redemption Date in the manner described in the accompanying prospectus supplement under “Description of the Notes We May Offer—Notices.”
Terms of the Notes continued on the next page

On the date of this preliminary pricing supplement, the estimated initial value of the Notes is $975.00 per Note. The estimated initial value of the Notes at pricing may differ from this value but will not be less than $935.00 per Note. However, as discussed in more detail in this pricing supplement, the actual value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Notes” in this pricing supplement.

The Notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-5 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The Notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the Notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The Notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The Notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these Notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price	Underwriting Discount(1)	Proceeds to Bank of Montreal(1)
Per Note	$1,000.00	$0.00	$1,000.00
Total	$	$	$
(1)	All sales of the Notes will be made to certain fee-based advisory accounts, and the agent will not receive an underwriting discount. BMO Capital Markets Corp. (“BMOCM”) is the agent for the distribution of the Notes. See “Supplemental Plan of Distribution” below.

BMO CAPITAL MARKETS

Terms of the Notes continued from the previous page
Optional Redemption Dates:	Quarterly on the 28th day of each January, April, July and October, commencing July 28, 2027 and ending April 28, 2031.

Determination of the Reference Rate:

The 10-Year CMT Rate with respect to each calendar day in the relevant Interest Period will be the 10-Year CMT Rate in respect of such day, determined as set forth under “The 10-Year CMT Rate—Determination of the 10-Year CMT Rate” in this pricing supplement; provided that, for any calendar day in the relevant Interest Period that is not a U.S. Government Securities Business Day, the 10-Year CMT Rate in respect of such calendar day will be the 10-Year CMT Rate published for the U.S. Government Securities Business Day immediately preceding such calendar day.

Notwithstanding the foregoing, for each day from, and including, the fifth U.S. Government Securities Business Day immediately preceding an Interest Payment Date to, but excluding, that Interest Payment Date, the Reference Rate will be the 10-Year CMT Rate for the fifth U.S. Government Securities Business Day immediately preceding that Interest Payment Date.

Day Count Convention:	30/360; Unadjusted

Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)

Listing:	The Notes will not be listed on any securities exchange.

Denominations:	$1,000 and any integral multiples of $1,000

CUSIP:	06376LFE1

PS-2

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

You should read this pricing supplement together with product supplement no. RLN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the Notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. RLN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004720/u321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-3

ESTIMATED VALUE OF THE NOTES

Our estimated initial value of the Notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the Notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the Notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the Notes is based on market conditions at the time it is calculated.

For more information about the estimated initial value of the Notes, see “Selected Risk Considerations” below.

PS-4

SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the Notes generally in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the Notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. The Interest Rate on the Notes will be a variable rate per annum that accrues at the Maximum Interest Rate, but only on each Accrual Day. Therefore, the Interest Rate that will apply at any time on the Notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed the Maximum Interest Rate. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments.

The Interest Rate For Each Interest Period Is Variable And May Be As Low As Zero.

For each Interest Period, the Interest Rate will be a variable per annum rate that accrues at the Maximum Interest Rate, but only on each Accrual Day. An Accrual Day is a calendar day on which the Reference Rate is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier. That is, interest will accrue on the Notes with respect to a calendar day only if the Reference Rate on that calendar day is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier. If, on any calendar day, the Reference Rate is less than the Lower Barrier or greater than the Upper Barrier, no interest will accrue with respect to that day. If the number of Accrual Days in a given Interest Period is less than the number of calendar days in that Interest Period, the applicable Interest Rate for that Interest Period will be less than, and possibly significantly less than, the Maximum Interest Rate. If there are no Accrual Days in a given Interest Period, the Interest Rate will be 0%, and you will not receive any interest for that Interest Period. It is possible that the Notes will pay little or no interest for extended periods of time or even throughout their entire term.

10-Year CMT Rate Levels Will Be Unequally Weighted In Determining The Interest Rate For Each Interest Period.

If any calendar day is not a U.S. Government Securities Business Day, the Reference Rate for that day will be the 10-Year CMT Rate for the immediately preceding U.S. Government Securities Business Day. In addition, for each day from, and including, the fifth U.S. Government Securities Business Day immediately preceding an Interest Payment Date to, but excluding, that Interest Payment Date, the Reference Rate will be the 10-Year CMT Rate for the fifth U.S. Government Securities Business Day immediately preceding that Interest Payment Date. As a result, the 10-Year CMT Rate levels will be unequally weighted in determining the Interest Rate for each Interest Period. This could reduce the Interest Rate for one or more Interest Periods if a 10-Year CMT Rate level referenced for multiple calendar days is below the Lower Barrier or above the Upper Barrier.

The Amount Of Interest Payable With Respect To Each Interest Period Will Be Determined Near The End Of The Interest Period.

The Interest Rate with respect to each Interest Period depends on the number of Accrual Days during that Interest Period. Therefore, you will not know the amount of interest payable with respect to each such Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date. This inability to estimate the amount of interest payable on an Interest Payment Date may cause some investors to be unwilling or unable to trade in the Notes, which could adversely impact the liquidity and value of the Notes.

PS-5

The Per Annum Interest Rate Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the Notes prior to the Stated Maturity Date during periods when the remaining interest is to accrue on the Notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable debt security of comparable maturity. If we redeem the Notes prior to the Stated Maturity Date, you may not be able to invest in other debt securities that yield as much interest as the Notes.

The Notes Are Subject To Credit Risk.

The Notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the Notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the Notes and, in the event we were to default on our obligations under the Notes, you may not receive any amounts owed to you under the terms of the Notes.

Risks Relating To The 10-Year CMT Rate

The 10-Year CMT Rate Will Be Affected By A Number Of Factors And May Be Highly Volatile.

The 10-Year CMT Rate is influenced by many factors, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates;

•	current market expectations about inflation;

•	supply and demand for U.S. Treasury securities;

•	the performance of the U.S. and global capital markets; and

•	general credit and economic conditions in global markets, and particularly in the United States.

As a result of these factors, the 10-Year CMT Rate may be highly volatile. Because the 10-Year CMT Rate is a market rate and is influenced by many factors, it is impossible to predict its future value.

The 10-Year CMT Rate May Be Modified Or Discontinued, Which Could Adversely Affect The Return On, Value Of Or Market For The Notes.

The United States Department of the Treasury (or any successor) may make methodological or other changes that could change the value of the 10-Year CMT Rate, including changes related to the method by which the 10-Year CMT Rate is calculated or the timing of its determination or publication, or may cease the calculation or dissemination of the 10-Year CMT Rate. Depending on the circumstances, any such change or cessation could be implemented with little or no public notice or consultation. Any such change or cessation may have a negative effect on the 10-Year CMT Rate and the value of the Notes.

The Calculation Agent Will Have The Authority To Make Determinations That Could Adversely Affect The Return On And The Market Value Of The Notes.

Unless the Calculation Agent determines that the 10-Year CMT Rate has been discontinued or has ceased to be published permanently or indefinitely as described below, if the 10-Year CMT Rate is not available from the Designated CMT Rate Page or any of the fallback sources described herein on any day on which the 10-Year CMT Rate must be determined, then the Calculation Agent will determine the 10-Year CMT Rate for that day in its sole discretion, after consulting such sources, if any, as it deems comparable to the foregoing sources, or any other source or data it determines to be reasonable. The 10-Year CMT Rate determined in this manner and used in the determination of the amount of interest payable on the Notes may be different from the 10-Year CMT Rate that otherwise would have been published by the applicable source and may be different from other published or estimated rates for the 10-Year CMT Rate. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any such determination.

PS-6

If the Calculation Agent determines, on or prior to any day on which the 10-Year CMT Rate must be determined, that the 10-Year CMT Rate has been discontinued or has ceased to be published permanently or indefinitely, then the Calculation Agent will use a substitute or successor rate that it has determined in its sole discretion to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion to adjust the definitions of business day and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that successor rate comparable to the 10-Year CMT Rate, in a manner that it determines to be consistent with industry-accepted practices for that successor rate. If the Calculation Agent does not select a substitute or successor rate, it will determine the 10-Year CMT Rate for the applicable day in its sole discretion, after consulting such sources, if any, as it deems comparable to the sources described herein, or any other source or data it determines to be reasonable.

Any such determination, substitution or adjustment could adversely affect the rate of interest payable on the Notes and, therefore, the return on and the market value of the Notes. Further, there is no assurance that the characteristics of any substitute or successor rate will be similar to those of the 10-Year CMT Rate or that any substitute or successor rate will produce the economic equivalent of the 10-Year CMT Rate. No assurance can be provided that the selection of a substitute or successor rate, or any related adjustment, will not result in economic prejudice to holders of the Notes.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Trade Date, Based On Our Proprietary Pricing Models, Will Be Less Than The Original Issue Price.

Our initial estimated value of the Notes is only an estimate, and is based on a number of factors. The original issue price of the Notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the Notes are included in the original issue price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the Notes through one or more hedge counterparties (which may be one or more of our affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Terms Of The Notes Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

To determine the terms of the Notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the Notes are less favorable to you than if we had used a higher funding rate.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which We, BMOCM Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Our initial estimated value of the Notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Rate and interest rates. Different pricing models and assumptions, including those used by other market participants, could provide values for the Notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Trade Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Trade Date, the value of the Notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BMOCM or any other party would be willing to purchase the Notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BMOCM or any other party would be willing to buy your Notes in any secondary market at any time.

For a period of approximately 12 months following issuance of the Notes, the price, if any, at which we or our affiliates would be willing to buy the Notes from investors, and the value that BMOCM may also publish for the Notes through one or more financial information vendors and which could be indicated for the Notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the Notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the Notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 12-month period.

PS-7

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the Notes prior to maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the Notes: interest rates; our creditworthiness; the then-current level of the Reference Rate; the time remaining to maturity; and the volatility of the Reference Rate.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The Notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which the agent is willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the Notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the Notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the Notes, and in so doing they will have no obligation to consider your interests as an investor in the Notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the Notes.

•	The Calculation Agent is our affiliate and, as a result, potential conflicts of interest could arise. BMOCM, which is our affiliate, will be the Calculation Agent for the Notes. Although the Calculation Agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the Calculation Agent and you.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or other fee, creating a further incentive for the participating dealer to sell the Notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the Notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to any concession and/or other fee that the participating dealer realizes for the sale of the Notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the Notes to you.

PS-8

HYPOTHETICAL INTEREST RATES

The table below illustrates hypothetical per annum Interest Rates for a hypothetical Interest Period, based on a hypothetical number of Accrual Days and calendar days in that Interest Period as well as a Maximum Interest Rate of 6.25% (the lowest Maximum Interest Rate that may be determined on the Trade Date). The hypothetical Interest Rates set forth in the table below are for purposes of illustration only and may not reflect the actual Interest Rate payable for any Interest Period.

Hypothetical Number of Accrual Days	Hypothetical Number of Calendar Days	Hypothetical Interest Rate Per Annum
90	90	6.25%
75	90	5.21%
60	90	4.17%
45	90	3.13%
30	90	2.08%
15	90	1.04%
0	90	0.00%

PS-9

THE 10-YEAR CMT RATE

Additional Information about the 10-Year CMT Rate

The 10-year CMT rate is published by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The constant maturity Treasury rate for a designated maturity (e.g., 10 years) is intended to be indicative of the bond equivalent yield of a U.S. Treasury security having a remaining term to maturity equivalent to such designated maturity. The constant maturity Treasury rate as of any business day is derived from the daily yield curve of outstanding non-inflation-indexed Treasury securities calculated by the U.S. Department of the Treasury. This yield curve, which relates the yield on a security to its time to maturity, is based on (a) composites of over-the-counter market bid price quotations (not actual transactions) on actively traded Treasury securities reported by leading U.S. government securities dealers, which may include the Calculation Agent or our other affiliates, and (b) an interpolation methodology used to calculate theoretical yields for designated maturities that fall between the remaining terms to maturity of actively traded Treasury securities. The constant maturity Treasury rate for a 10-year designated maturity is the yield that is indicated at the 10-year point on this yield curve. The constant maturity Treasury rate represents a “bond equivalent yield” for a bond that pays semiannual interest, which is expressed on a simple annualized basis. As such, the constant maturity Treasury rate is not an annualized percentage yield, which would include the effect of compounding.

The Federal Reserve currently publishes the 10-year CMT rate daily on its website. Information contained in the publication page for the 10-year CMT rate is not incorporated by reference in, and should not be considered part of, this pricing supplement.

Please see “—Determination of the 10-Year CMT Rate” below for information regarding the procedures that will be applied by the Calculation Agent to determine the 10-year CMT rate on any date of determination.

Determination of the 10-Year CMT Rate

“10-Year CMT Rate” means, for any date of determination, the yield for U.S. Treasury securities at “constant maturity” with a maturity of 10 years for such date of determination as displayed on the Designated CMT Rate Page on the U.S. Government Securities Business Day following such date of determination (the “CMT Rate publication day”).

If, with respect to any date of determination, the 10-Year CMT Rate cannot be determined as described above by 5:00 p.m., New York City time, on the applicable CMT Rate publication day, then the 10-Year CMT Rate for that date of determination will be:

•	the yield for U.S. Treasury securities at “constant maturity” with a maturity of 10 years for such date of determination as published by the Federal Reserve (or any successor) in the H.15 Daily Update under the heading “Treasury constant maturities” in the applicable row for a maturity of 10 years;

•	if such rate is not published in the H.15 Daily Update by 5:00 p.m., New York City time, on such CMT Rate publication day, the yield for U.S. Treasury securities at “constant maturity” with a maturity of 10 years for such date of determination as published by the United States Department of the Treasury (or any successor) in its Daily Treasury Par Yield Curve Rates (or any successor publication) in the applicable column for a maturity of 10 years;

•	if neither of the foregoing is available by 5:00 p.m., New York City time, on such CMT Rate publication day, the 10-Year CMT Rate for such date of determination will be determined by the Calculation Agent in its sole discretion, after consulting such sources (if any) as it deems comparable to the foregoing sources, or any other source or data it determines to be reasonable.

As used in the foregoing terms and provisions relating to the determination of the 10-Year CMT Rate:

“Designated CMT Rate Page” means the H15T10Y Index Bloomberg Screen (or any successor page).

“H.15 Daily Update” means the Selected Interest Rates (Daily)-H.15 release of the Federal Reserve, available at www.federalreserve.gov/releases/h15/, or any successor site or publication.

PS-10

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant date of determination that the 10-Year CMT Rate has been discontinued or has ceased to be published permanently or indefinitely, then (1) the Calculation Agent will use a substitute or successor rate (a “successor rate”) that it has determined in its sole discretion to be a commercially reasonable replacement rate; and (2) if the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion to adjust the definitions of business day and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that successor rate comparable to the 10-Year CMT Rate, in a manner that it determines to be consistent with industry-accepted practices for that successor rate.

If the Calculation Agent determines that the 10-Year CMT Rate has been discontinued or that the 10-Year CMT Rate has ceased to be published permanently or indefinitely but no successor rate is chosen as described above, then the 10-Year CMT Rate for that day will be determined by the Calculation Agent in its sole discretion, after consulting such sources (if any) as it deems comparable to the foregoing sources, or any other source or data it determines to be reasonable.

Historical Information

The following graph sets forth the historical performance of the 10-Year CMT Rate based on its daily levels from January 4, 2021 to July 16, 2026. As of July 16, 2026, the level of the 10-Year CMT Rate was 4.57%. We obtained the historical rates for the 10-Year CMT Rate from Bloomberg L.P., without independent investigation. The historical levels of the 10-Year CMT Rate should not be taken as an indication of its future performance during the term of the Notes.

PS-11

SUMMARY OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES

For a discussion of the material Canadian federal income tax consequences relating to an investment in the Notes, see the section entitled “Canadian Federal Income Tax Consequences” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on January 29, 2026.

PS-12

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. There is uncertainty regarding whether the Notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments" or "contingent payment debt instruments". The final pricing supplement will give further information as to our intended treatment of the Notes.

If the Notes are treated as variable rate debt instruments, stated interest on the Notes will be taxable to a U.S. Holder (as defined in the accompanying product supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note will generally equal the purchase price paid to acquire the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition.

If the Notes are treated as contingent payment debt instruments, as described in more detail in the accompanying product supplement, (i) a U.S. Holder will be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the Notes, adjusted each year to take account of the difference between the actual and the projected payments in that year, and (ii) gain with respect to a Note will be treated as ordinary income.

Non-U.S. Holders. If you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the Notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange, redemption or retirement of the Notes, provided that (i) income in respect of the Notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the Notes.

If withholding tax applies to the Notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should also consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion supplements the discussion in “United States Federal Income Tax Considerations” in the accompanying product supplement and should be read in conjunction therewith.

PS-13

SUPPLEMENTAL PLAN OF DISTRIBUTION

BMOCM, a wholly owned subsidiary of Bank of Montreal, is the agent for the distribution of the Notes. We have agreed to sell to BMOCM, and BMOCM has agreed to purchase from us, all of the Notes at the original issue price specified on the cover page of this pricing supplement. The agent may resell the Notes to other securities dealers at the original issue price of the Notes. BMOCM will not receive an underwriting discount in connection with the sale of the Notes. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts will forgo all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the Notes. If any dealer participating in the distribution of the Notes or any of its affiliates conducts hedging activities for us in connection with the Notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the Notes to you.

If all of the Notes are not sold on the Trade Date at the original offering price, the agent and/or dealers may change the offering price and the other selling terms and thereafter from time to time may offer the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

BMOCM may, but is not obligated to, make a market in the Notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

For a period of approximately 12 months following issuance of the Notes, the price, if any, at which we or our affiliates would be willing to buy the Notes from investors, and the value that BMOCM may also publish for the Notes through one or more financial information vendors and which could be indicated for the Notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the Notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the Notes and (b) any underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 12-month period.

We may use this pricing supplement in the initial sale of the Notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-14